Athene Holding Ltd.

96 Pitts Bay Road

Pembroke, HM08, Bermuda

December 6, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Suzanne Hayes, Assistant Director

Re:	Athene Holding Ltd.
Registration Statement on Form S-1 (File No. 333-211243)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Athene Holding Ltd. (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-211243) (as amended, the “Registration Statement”), be declared effective at 2:00 p.m., Eastern Time, on December 8, 2016, or as soon thereafter as practicable. By separate letter the underwriters of the issuance of securities being registered have joined in this request for acceleration.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Sidley Austin LLP by calling Samir A. Gandhi at (212) 839-5684. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Samir A. Gandhi of Sidley Austin LLP, by email to sgandhi@sidley.com.

[Signature page follows]

Very truly yours, ATHENE HOLDING LTD.

By:	/s/ Martin P. Klein
Martin P. Klein
Chief Financial Officer

Signature Page to Acceleration Request